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                      November 6, 2020

       Yahui Zhou
       Chairman and Chief Executive Officer
       Opera Limited
       Vitaminveien 4, 0485
       Oslo, Norway

                                                        Re: Opera Limited
                                                            Form 20-F for the
Fiscal Year ended December 31, 2019
                                                            Filed April 30,
2020
                                                            File No. 001-38588

       Dear Mr. Zhou:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Technology